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                 December 15, 2023

       Anthony Scott
       Chief Executive Officer
       Intrusion Inc.
       101 East Park Blvd, Suite 1200
       Plano, Texas 75074

                                                        Re: Intrusion Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 11,
2023
                                                            File No. 333-275974

       Dear Anthony Scott:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Alexandra Barone at 202-551-8816 or Jeff Kauten at 202-551-3447 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Craig D. Linder